THOMAS E. BOCCIERI, ESQ.

561 Schaefer Avenue

Oradell, New Jersey 07649-2517

201-983-2024

Fax 201-265-6069

December 19, 2008

Edward M. Kelly, Esq., Senior Counsel                                                 VIA EDGAR

Tracey L. McKoy, Staff Accountant

Melissa N. Rocha, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D. C. 20549

Re:   Eternal Image, Inc./FORM S-1/Pre-effective Amendment Number 8  (to Original Form SB-2)

         Your File Number 333-148695

         Original Filing Date – January 16, 2008

Dear Mr. Kelly and Mses. McKoy and Rocha:

On behalf of the above-named Registrant, in response to your letter dated December 18, 2008  (the “Comment Letter”), I hereby submit one marked-up (PDF) version of the above referenced Amendment (to simplify your review) redlined where there are changes from the original Registration Statement and one unmarked version of the subject Amendment (officially filed on EDGAR).

To facilitate your review of the Amendment and for ease of understanding, I am responding herein to each of the comments contained in the Comment Letter and have numbered the paragraphs below to correspond to the comment numbers in the Comment Letter. In addition to changes directly in response to the specific comments, relevant sections of the Amendment that have been affected by the changes (such as Management Discussion and Analysis and Selected Financial Data sections and applicable Risk Factors) have also been appropriately revised.

1. Statement of Operations- We have reviewed our procedures with regard to the allocation of depreciation to cost of goods sold. Accordingly, as a result, we have allocated depreciation to inventory and cost of goods sold on a per unit basis and updated our financial statements accordingly.

Our allocation between Inventory and Cost of Sales as of December 31, 2007 is as follows:

	Units	Percentage	Allocated Depreciation Expense
Urns Sold	1,605	26%	$ 23,095
Urns in Inventory at December 31, 2007	4,573	74%	65,731
Total	6,178	100%	$ 88,826

For the unaudited periods, September 30, 2007 and 2008, we applied the actual percentages for those periods based on the number of urns sold and number of urns that remained in inventory.  Our calculation for these interim periods are as follows:

Mr. Kelly and Mses. McKoy and Rocha/Eternal Image, Inc.

December 19, 2008

	September 30, 2008		September 30, 2007
Depreciation allocated to Cost of Sales	$ 14,650	(107,723 x 14%)	$ 14,835
Deprecation allocated to Inventory	93,073	(107,723 x 86%)	13,263
Total	$ 107,723		$ 28,098

In addition, our auditors have updated their dual audit report to December 19, 2008.

The Registrant has corrected the Line Items “Cost of Goods Sold” & “Depreciation & Amortization” in the Statements of Operations to correctly reflect the allocation of Depreciation of Fixed Assets of Production Equipment to Cost of Goods Sold.  The Registrant also modified the wording in the Statement of Changes in Stockholders’ Equity (Deficit) from “Beneficial Conversion on Convertible Notes” to “Amortization of Beneficial Conversion on Convertible Notes” to more clearly explain the transaction.  The Statements of Cash Flows wording has also been changed from “Loss on Common Stock Conversion” to “Amortization of Beneficial Conversion on Convertible Notes” to more clearly explain the transaction.

Footnote 12 also has been modified by adding to the first paragraph the inclusion of the lack of allocation of Depreciation to Cost of Goods Sold as an error and an additional paragraph has been added addressing this matter and explaining the effect of the correction of the error. Footnote 12 also now includes the full Balance Sheets, Statements of Operations and Statement of Cashflows reflecting both “as originally reported” and “restated”.

2. Statement of Cash Flows – We have revised the wording as suggested and it now states “amortization of the beneficial conversion feature on the convertible note payable”. The wording “loss on common stock conversion” has been deleted.

3. Note 4 – Long Term debt – This footnote to the financial statements has been revised to include the issuance date and conversion rate of the convertible note payable to North Atlantic Resources.

4. Note 12- Restatement of Historical Statements – We have revised this footnote to include full Balance Sheets, Statements of Operations and Statements of Cashflows reflecting both “as originally reported” and “as restated”.

5. General - We note the Staff’s comments and will adhere to them in our financial statements that are included in future filings.

Please contact the undersigned should you have any questions or comments in connection with this filing. Thank you for your anticipated prompt attention to this filing.

Please advise the undersigned as to when the Registrant should submit its request for acceleration of the registration statement’s effective date.

Thank you.

Very truly yours,

Enclosure

TEB:bc

cc:

Clint Mytch

James Parliament

William Baker

John Demetrius, CPA

Josh Pollack, CPA